

Mail Stop 3030

June 22, 2010

Via Facsimile and U.S. Mail

Tarachand Singh
Chief Financial Officer
Vasomedical, Inc
180 Linden Ave.
Westbury, New York 11590

      Re: Vasomedical, Inc
              Form 10-K for the year ended May 31, 2009
                 Filed August 21, 2009
              Forms 10-Q for the quarters ended August 31, 2009, November 30, 2009 and
                 February 28, 2010
              File No. 0-18105

Dear Mr. Singh:

      We have reviewed your letter dated June 8, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the quarter ended February 28, 2010

Item 2 . Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

Gross Profit, page 20

1.   We note your response to prior comment 4. Please address the following:

- Please explain to us how writing up your inventory is consistent with guidance set forth in SAB Topic 5BB, which states that a write-down of inventory to the lower of cost or market at the close of a fiscal period creates a new cost basis that subsequently cannot be marked up based on changes in underlying facts and circumstances.

- We note from your disclosures on page 20 that you recognized a gain of $131,208 for the nine months ended February 28, 2010. Explain to us when the original impairment was recorded in your financial statements.

- Provide us with a rollforward of your inventory valuation allowance for the periods ended May 31, 2008, May 31, 2009 and February 28, 2010 with a column that details all reductions to the allowance that resulted from the reversal of prior inventory writedowns.

        You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me or Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any questions.

                                        Sincerely,

                                        Kevin L. Vaughn
                                        Accounting Branch Chief